UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CASCADIAN THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

VALLEY ACQUISITION SUB, INC.

(Offeror)

SEATTLE GENETICS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

14740B606

(CUSIP Number of Class of Securities)

Jean Liu

Executive Vice President, Legal Affairs & General Counsel

Seattle Genetics, Inc.

21823 30th Drive SE

Bothell, Washington 98021

(425) 527-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$609,317,071.22	$75,859.98

*	Estimated solely for purposes of calculating the filing fee. The transaction value was calculated as the sum of (i) 52,835,532, the number of outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Cascadian Therapeutics, Inc. (“Cascadian Therapeutics”), multiplied by $10.00 per Share, (ii) 416,673, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series A preferred stock, multiplied by $10.00 per Share, (iii) 888,851, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series B preferred stock, multiplied by $10.00 per Share, (iv) 1,250,022, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series C preferred stock, multiplied by 10.00 per Share, (v) 659,013, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series D preferred stock, multiplied by $10.00 per Share, (vi) 1,818,000, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series E preferred stock, multiplied by $10.00 per Share, (vii) 204,940, the number of Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by 10.00 per Share, (viii) 910,199, the number of Shares issuable pursuant to outstanding unvested Cascadian Therapeutics options to purchase Shares with an exercise price less than $10.00 per Share, multiplied by $4.78 (which is $10.00 minus the weighted average exercise price for such options of $5.22) (ix) 2,419,364, the number of Shares reserved for issuance upon settlement of outstanding Cascadian Therapeutics restricted stock units, multiplied by $10.00 per Share and (x) 4,237, the number of Shares reserved for issuance pursuant to Cascadian Therapeutics’ 2010 Employee Stock Purchase Plan, multiplied by $10.00 per Share. The calculation of the filing fee is based on information provided by Cascadian as of February 5, 2018.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$75,859.98	Filing Party:	Valley Acquisition Sub, Inc. and Seattle Genetics, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	February 8, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Valley Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), and Seattle Genetics, Inc., a Delaware corporation (“Seattle Genetics”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 8, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.0001 per share (the “Shares”), of Cascadian Therapeutics, Inc., a Delaware corporation (“Cascadian Therapeutics”), that are issued and outstanding at a price of $10.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Purchaser is a wholly-owned subsidiary of Seattle Genetics. This Amendment is being filed on behalf of Seattle Genetics and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

At 12:00 midnight, New York City time, on March 9, 2018 (one minute after 11:59 P.M., New York City time, on March 8, 2018), the Offer expired as scheduled and was not extended. Purchaser was advised by the Depositary that, as of the Expiration Date, a total of 50,195,129 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered into and not properly withdrawn from the Offer, representing approximately 91% of the Shares outstanding as of the Expiration Date. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 144,625 additional Shares, representing less than 1% of the outstanding Shares as of the Expiration Date.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Following the consummation of the Offer, Seattle Genetics and Purchaser intend to complete the acquisition of Cascadian Therapeutics through the Merger without a meeting of Stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then outstanding (other than Shares that were held by any Stockholders who properly demanded appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights” of the Offer to Purchase) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Seattle Genetics, Purchaser or any other wholly owned subsidiary of Seattle Genetics and Shares owned by Cascadian Therapeutics or any wholly owned subsidiary of Cascadian Therapeutics, and in each case, not held on behalf of third parties, which Shares will remain outstanding, and no consideration will be delivered in exchange therefor.

Following the Merger, the Shares will be delisted and will cease to trade on NASDAQ.

On March 9, 2018, Seattle Genetics issued a press release announcing the expiration and results of the Offer. A copy of the press release is attached as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii)	Press Release of Seattle Genetics, dated March 9, 2018, announcing the expiration and results of the Offer.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated February 8, 2018.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement, published February 8, 2018 in the Wall Street Journal.*

(a)(1)(vii)	Seattle Genetics Press Release dated February 8, 2018.*

(a)(5)(i)	Press Release of Seattle Genetics, dated February 16, 2018, announcing expiration of the waiting period under the HSR Act.*

(a)(5)(ii)	Press Release of Seattle Genetics, dated March 9, 2018, announcing the expiration and results of the Offer.

(d)(1)	Agreement and Plan of Merger, dated January 30, 2018, by and among Seattle Genetics, Purchaser and Cascadian Therapeutics (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Seattle Genetics with the Securities and Exchange Commission on January 31, 2018).*

(d)(2)	Confidentiality Agreement, dated July 8, 2016, between Seattle Genetics and Cascadian Therapeutics.*

*	Previously filed.

SIGNATURE

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2018

SEATTLE GENETICS, INC.

By:	/s/ Clay B. Siegall
	Name:	Clay B Siegall
	Title:	President and Chief Executive Officer

VALLEY ACQUISITION SUB, INC.

By:	/s/ Jean Liu
	Name:	Jean Liu
	Title:	Executive Vice President, General
Counsel, and Secretary